NEWS RELEASE

June 25, 2009

Symbol: Canada TSX.V – TVC

 Frankfurt – TGP

Positive Preliminary Assessment for Tournigan’s Kuriskova Uranium Deposit

Vancouver, June 25, 2009—Tournigan Energy Ltd. (TVC: TSX-V; TGP: Frankfurt) has received a positive Preliminary Assessment on its Slovakian Kuriskova uranium deposit from its independent consultant, Pincock, Allen & Holt (PAH).

Highlights of the Preliminary Assessment:

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PAH has reviewed the SRK 2009 resource estimate and believes that it was prepared in accordance with accepted industry standards, sufficient for purposes of the Preliminary Assessment.

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The currently estimated mineral resources provide for underground mining at a rate of 276,000 tonnes of material per year for approximately 15 years. The Preliminary Assessment mine plan was based on an underhand drift and fill mining method and assumed an external dilution (over break) of 22% and an internal dilution of 13% both at zero grade.

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Initial metallurgical test work is ongoing. Results to date suggest that uranium recoveries of 90% and molybdenum recoveries of 65% can be achieved using conventional flotation and alkaline leaching circuits that would produce separate uranium (yellowcake) and molybdenum concentrates.  The average annual production of concentrates would be approximately 627 tonnes of uranium oxide (U3O8) and 42 tonnes of molybdenum in molybdenite.  Project economics in the base case analysis are based on these figures.

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The base case internal rate of return (IRR) is estimated at 32.8% on a pre-tax basis with a 5.3 year payback on an estimated initial capital cost of US$156 million.

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At a 12% discount rate, the pre-tax net present value (NPV) is estimated at US$117 million.

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Total operating costs are estimated to be US$31 per pound of U3O8 over the mine life and during the first 5 years of production US$17 per pound of U3O8. These costs include a byproduct credit for molybdenum of about US$1 per pound of U3O8.  In addition, during the life of mine there will be sustaining capital requirements of about US$88 million.  The operating costs above are exclusive of mineral royalties, which are estimated at US$4 per pound of U3O8.

*Please see note below.

“We are greatly encouraged by the positive results of this Preliminary Assessment which puts a value on our high-grade Kuriskova uranium deposit,” said Dorian L. (Dusty) Nicol, Tournigan’s president and chief executive officer.

“An important purpose of the Preliminary Assessment is to determine the potential viability of resources at an early stage.  It appears that the project could be developed using conventional mining and processing methods. Among the encouraging conclusions of the Preliminary Assessment are project payback within approximately one-third of the projected mine life and production costs substantially below projected long-term sales prices.  Our next step is to prepare a Prefeasibility Study that will continue to define project parameters to a higher degree of confidence.”

The development of the Kuriskova uranium project could provide Slovakia with a secure source of uranium for approximately 30 years at its current consumption rate. This potential energy source is in line with the Slovakian Strategy of Energy Security. Tournigan is also encouraged by the extent of uranium exploration and development activities in other European countries including Sweden, Spain, Finland and Hungary. “We believe this indicates the increasing importance of nuclear power generation and uranium mining in the European Union,” said Nicol.

Potential Opportunities

There are opportunities which may provide improvements and cost savings for the Kuriskova project including the following:

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Tournigan is planning a surface infill drilling program with the objective of upgrading more of the inferred resource to the indicated category, at a higher grade than the current inferred resource.  The 2008 drilling program more than doubled the indicated resource while significantly increasing the grade;

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Tournigan intends to conduct further step-out exploration drilling where the high-grade mineralization is open along strike and at depth;

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Additional geotechnical and hydrological studies are required to evaluate alternative mine designs which may improve costs and schedules for construction and mine production.

Financial Analysis

The Preliminary Assessment economic evaluation of the Kuriskova project was based on a pre-tax financial model.  The following pre-tax financial parameters were calculated based on long-term uranium and molybdenum prices of US$65.00 per pound U3O8 and US$12.50 per pound of molybdenum in molybdenite:

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32.8% IRR;

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5.3 year payback on US$156 million preproduction capital cost;

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US$117 million NPV at a 12% discount rate.

The project is financially sensitive to the amount of U3O8 which is produced per year.   This is directly related to the tonnage and grade mined and processed annually as well as to plant recovery.

Mineral Resource Estimate

The current resource estimate is based on the report: “Updated NI 43-101 Technical Report on Resources, Kuriskova Uranium Project, Eastern Slovakia,” prepared by SRK Consulting (U.S.) Inc. dated April 16, 2009 (the Independent Qualified Person for this report was Allan Moran of SRK) and summarized in the following table:

Summary Resource Statement

Resource	Kuriskova In Situ U Resources @ 0.05%U Cutoff				Associated Molybdenum Resources (1)
Classification	%U	Tonnes (000s)	%U3O8	U3O8, lbs (000s)	%Mo	Tonnes (000s)	Mo, lbs (000s)
Total Indicated	0.473	1,191	0.558	14,654	N/D	N/D	N/D

Total Inferred	0.182	3,780	0.215	17,901	0.03	4,987	3,161
(1) Molybdenum resource estimate represents molybdenum associated with uranium blocks above a 0.05%eU cutoff.
N/D = Not Determined

The Kuriskova licence area, which encompasses 31.75 square kilometers, was issued to Ludovika Energy (Tournigan’s wholly owned Slovakian subsidiary) in March 2005 by the Geology and Natural Resources Department at the Ministry of the Environment of the Slovak Republic, and was renewed in April 2009 for a term of four years.

Preliminary Assessment Technical Report

A Preliminary Assessment Technical Report is being finalized to comply with Canada’s National Instrument 43-101 Standards of Disclosure for Mineral Projects and will be filed on SEDAR within 45 days.

Qualified Person

The Preliminary Assessment was prepared by an engineering team from Pincock, Allen & Holt (part of Runge Limited) of Lakewood, Colorado.  Authors included Mr. Terry Laverty, a registered professional engineer, Mr. Tom Noyes, a registered professional engineer, and Mr. Ray Hyyppa, a registered professional engineer.  Mr. Terry Laverty, the Independent Qualified Person under the standards of NI 43-101, was PAH’s Project Manager.  Dorian L. (Dusty) Nicol, President and CEO of Tournigan Energy Ltd., Qualified Person, has verified the technical contents of this release.

Energy Policy of Slovakia

On October 15, 2008, the Slovakian government approved a Strategy of Energy Security for the Slovak Republic.  This strategy emphasizes the continued use of nuclear generated power as part of the country’s energy mix and states:

“Legislative and economic support of efficient and rational use of domestic sources of uranium ores has the potential to decrease the country’s considerable dependency on supplies of energy resources.”

In 2007, approximately 55% of Slovakia’s power production of 14,200 million kilowatt-hours was produced from nuclear power plants with a total capacity of 1,685 MW from four operating reactors.  Slovakia is the world’s third highest per capita consumer of nuclear generated power after France and Lithuania (World Nuclear Association, 2009). Slovakia’s current uranium consumption is 313 tonnes per year.   This does not include any future uranium requirements for reactors under construction or being proposed.

About Tournigan

Tournigan is a uranium exploration and development company that has built a portfolio of highly prospective assets in Slovakia, a member of the European Union since 2004.  Slovakia is economically and politically stable, has excellent infrastructure and, as of January 1, 2009, has adopted the Euro currency. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia.  In addition to Kuriskova, Tournigan has five other exploration targets along the Slovakian uranium belt which are showing positive exploration results.

* NOTE: Mineral resources that are not mineral reserves do not have demonstrated economic viability.  This Preliminary Assessment is preliminary in nature and includes the use of Inferred Resources which do not have demonstrated economic viability and are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the Preliminary Assessment will be realized.

TOURNIGAN ENERGY LTD.

“Dusty Nicol”

Dorian L. (Dusty) Nicol, President and CEO

Forward-looking statements: Certain of the statements made in this release, including any information as to the Company’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Company’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 683-8320, or visit www.tournigan.com.

Unit 1 -  15782 Marine Drive, White Rock, BC  Canada  V4B 1E6

Tel: (604) 683 8320   Fax: (604) 683 8340   Email: info@tournigan.com